BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 06, 2018

1.            Date, Time and Place: Meeting held on December 06, 2018, at 12:00 p.m., by conference call.

2.            Summons and Presence: Summons duly held pursuant to Article 21 of the Company’s Bylaws considering the presence of the majority of members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flávia Buarque de Almeida (“Mrs. Flávia Almeida”), Mr. Francisco Petros Oliveira Lima Papathanasiadis (“Mr. Francisco Petros”), Mr. José Luiz Osório (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Roberto Antonio Mendes (“Mr. Roberto Mendes”) and Mr. Walter Malieni Jr. (“Mr. Walter Malieni”).

3.            Presiding Board: Chairman: Pedro Pullen Parente. Secretary: Cristiana Rebelo Wiener.

4.            Agenda: (i) Sale Approval of QuickFood, Várzea Grande and Execution of Supply Agreement.

5.            Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matter was discussed and the following resolutions were taken:

5.1.       Sale Approval of QuickFood, Várzea Grande and Execution of Supply Agreement. The totality of the present members of the Board of Directors, registered the abstention of Mr. Walter Malieni, favorably voted for the adoption of the recommendations of the Board of Officers regarding the sale process of QuickFood S.A., an Argentinian company controlled by the Company (“QuickFood”), and of the plant located in Várzea Grande (MT) to Marfrig Global Foods S.A. (“Marfrig”), upon the execution of the following instruments: (i) Sale and Purchase Agreement of the Shares issued by QuickFood, by means of which Marfrig will undertake to acquire 91.89% of its capital stock, by the amount of US$ 60 million, subject to certain adjustments; (ii) Private Instrument of Sale and Purchase of Ideal Fraction of Real Estate and Other Covenants and of Private Instrument of Sale and Purchase of Movable Property and Other Covenants, by means of which Marfrig will undertake to acquire the real estate and equipment related to the Company’s unit located in Várzea Grande (MT) by the aggregate amount of R$ 100 million; and (iii) Supply Agreement, by means of which Marfrig will undertake to provide to the Company finished goods, such as hamburgers, meatballs, kibbehs, chicken meat and processed products of chicken breast with a term of 60 (sixty) months.

Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on December 06, 2018.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON DECEMBER 06, 2018

6.            Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.            Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 6, pages 82 to 84, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, December 06, 2018.

Cristiana Rebelo Wiener Secretary

Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A. held on December 06, 2018.